DECHERT LLP
1775 I Street, N.W.
Washington, D.C. 20006
(202) 261-3300

July 30, 2010

VIA EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson, Esq.
Senior Staff Attorney
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re:	The Weitz Funds
Registration Statement on Form N-1A
File Nos. 811-21410 and 333-107797

Dear Ms. O’Neal-Johnson:

On behalf of The Weitz Funds (the “Trust”), which consists of eight separate investment series (the “Funds”), and which previously filed Post-Effective Amendment No. 15 to its Registration Statement on Form N-1A (the “Registration Statement”) with the Commission, I wish to respond to the comments on the Registration Statement that you provided by telephone to the undersigned on June 24, 2010.  The proposed responses on behalf of the Trust to each of the comments are set forth below.

1.  General Filing Comment With Respect to the Use of the Summary Prospectus

Comment:  If the Trust intends to make use of the Summary Prospectus, please be advised that the Commission Staff will require that the form of legend intended for use on the Cover Page of the Summary Prospectus will need to be reviewed by the Staff prior to use and will be subject to further review and comment.

Response:   A copy of the Summary Prospectus for one of the Funds containing the Cover Page legend intended to be used by all of the Funds has previously been submitted for prior review and no further comments were deemed necessary.

2.  Summary Section – All Funds – “Fees and Expenses of the Fund” - Fee Table – Shareholder Fees

Comment:  Consider revising the Fee Table in order to include the information for “Shareholder Fees” in tabular form.

Response:  The Fee Table for “Shareholder Fees” has been revised as suggested.

Deborah O’Neal-Johnson, Esq.
July 30, 2010

3.  Summary Section – Value Fund – Principal Investment Strategies

Comment:  In the first paragraph, add disclosure regarding the median market capitalization of the Russell 1000 Index as of a recent date.

Response:  The requested disclosure has been added.

4.  Summary Section – All Funds - Principal Investment Strategies

Comment:  In the last paragraph, add disclosure indicating that during those periods when a Fund is invested without limitation in high-quality cash and cash equivalents such as U.S. Government securities or government money market fund shares, the Fund may not be able to achieve its stated investment objective.

Response:  The requested disclosure has been added.

5.  Summary Section – All Funds – Performance

Comment:  In the first paragraph, add additional disclosure, where appropriate, indicating that past performance is not indicative of future results “both before and after taxes”.

Response:  The requested disclosure has been added.

6.  Summary Section – Partners III Opportunity Fund – Fee Table – Annual Fund Operating Expenses

Comment:  Confirm whether the interest expenses related to the Fund’s short selling activities are included in the Fee Table.

Response:  This will confirm that the Fund’s interest expenses incurred in connection with its short selling activities are included in the amount of “Other expenses” in the Fee Table.

7.  Summary Section – Partners III Opportunity Fund – Principal Investment Risks

Comment:  Add risk disclosure relating to the Fund’s investments in other investment companies, which include exchange traded funds (“ETFs”).

Response:  The requested disclosure had been added.

8.  Summary Section – Partners III Opportunity Fund – Performance

Comment:  Confirm that the investment adviser to the Fund, Wallace R. Weitz & Co. (“Weitz & Co.”), has previously provided the Staff of the Securities and Exchange Commission (the “SEC” or the “Commission”) with representations regarding the use by the Fund of the past performance of the Fund’s predecessor investment partnership.

Deborah O’Neal-Johnson, Esq.
July 30, 2010

Response: This will confirm that in correspondence dated December 28, 2005 and addressed to Mr. Christian Sandoe of the SEC, which correspondence was filed via the EDGAR electronic filing system, Weitz & Co. provided  the Commission with full and complete representations regarding Weitz & Co.’s use of the prior investment performance of Weitz Partners III Limited Partnership, the Fund’s predecessor entity.  The representations indicated that Weitz & Co.’s intended use of the prior performance of the predecessor entity was fully consistent with prior positions articulated by the Staff of the SEC in a series of no-action letters, including the no-action letter issued to MassMutual Institutional Funds (pub. avail. Sept. 28, 1995), in connection with the use of the prior investment performance of a registered fund’s non-registered predecessor entity, assuming certain required conditions are met, all of which conditions have been met.

9.  Summary Section – Balanced Fund – Performance

Comment:  Remove the footnote disclosure from the Average Annual Total Returns Table regarding the Fund’s benchmark indexes.

Response:  The requested change has been made.

10.  Summary Section – Short-Intermediate Income Fund – Principal Investment Strategies

Comment:  In the first paragraph, update the dollar-weighted average maturity of the Fund to a more recent date.

Response:  The requested change has been made.

11.  Summary Section – Short-Intermediate Income Fund – Principal Investment Risks

Comment:  Add disclosure regarding the risks of (1) preferred securities and (2) the risks of municipal securities, or remove references to these investments if they are not considered to be part of the Fund’s principal investment strategies.

Response:  References to these types of investments have been removed from the description of the Fund’s principal investment strategies.

12.  Additional Information About Investment Strategies and Related Risks – Investment Strategies

Comment:   Disclose whether or not any of the Funds may engage in active and frequent trading of portfolio securities to achieve its principal investment strategy.

Response:  The requested disclosure has been added.

Deborah O’Neal-Johnson, Esq.
July 30, 2010

13.  Additional Information About Investment Strategies and Related Risks – Investment Strategies

Comment:  Revise the disclosure in this Section in order to more clearly differentiate the principal investment strategies that are specific to each Fund.

Response:  The requested change has been made.

14.  Additional Information About Investment Strategies and Related Risks – Investment Strategies

Comment:  With respect to the Nebraska Tax-Free Income Fund, add disclosure indicating that the municipal bonds that the Fund invests in are debt obligations that generate income that is exempt from Nebraska state income tax and from federal income tax.

Response:  The requested disclosure has been added.

15.  Additional Information About Investment Strategies and Related Risks – Investment Risks

Comment:  Revise the disclosure in this Section in order to more clearly differentiate the principal risks that are specific to each Fund, which may include presentation of the risks in tabular form.

Response:  The requested change has been made.

16.  Management – Investment Adviser

Comment:  In the last paragraph, provide the date of the Semi-Annual Report to Shareholders that contains the information about the factors considered by the Board of Trustees in connection with the annual renewal of the Investment Advisory Agreement for the Funds.

Response:  The requested disclosure has been added.

17.  Statement of Additional Information – Management of the Funds – Board of Trustees – Other Information Concerning the Board of Trustees

Comment:  In the section titled “Board Leadership Structure”, consider adding additional disclosure regarding the factors that the Board considered in determining that the Board’s leadership structure is appropriate for the Trust.

Response:  The requested disclosure had been added.

Deborah O’Neal-Johnson, Esq.
July 30, 2010

18.  Statement of Additional Information – Management of the Funds – Portfolio Manager Compensation

Comment:  Disclose whether the portfolio managers’ salary is fixed or whether it is tied to a performance metric or a specific asset level.

Response:  The requested disclosure has been added.

19.  Statement of Additional Information – Disclosure of Fund Portfolio Holdings

Comment:  Disclose, if applicable, any ongoing arrangements that have been entered into to make available the Funds’ portfolio securities and describe the compensation payable in connection with any such arrangements and the frequency of such disclosure.

Response:  The Funds do not presently have in place any ongoing arrangements with respect to the disclosure of the Funds’ portfolio holdings and therefore no additional disclosure is required.

*           *           *           *

Please be advised that the Trust intends to file Post-Effective Amendment No. 16 to its Registration Statement, which filing will reflect all of the responses set forth above.

I trust that the foregoing is responsive to each of your comments.

Please be advised that the undersigned hereby acknowledges, on behalf of the Trust, with respect to the foregoing, that:

•	the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filing that was made;

•
SEC Staff comments or changes to disclosure in response to SEC Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing made; and

•	the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*           *           *           *

Thank you again for your assistance with the Funds and their filings.

Deborah O’Neal-Johnson, Esq.
July 30, 2010

Please do not hesitate to contact the undersigned by telephone at (202) 261-3364 or via e-mail at patrick.turley@dechert.com with any questions or comments you may have regarding the foregoing.

Very truly yours,

/s/ Patrick W.D. Turley

Patrick W.D. Turley, Esq.
Dechert LLP

15770247.1.BUSINESS